William E. Cooper

Attorney at Law

9630 Clayton Road

Saint Louis, Missouri 63124

314-581-4091 bcooper@alliedcos.com

November 14, 2013

John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Rush Exploration Inc. Form 20-F for the Fiscal Year Ended December 31, 2012 Filed April 25, 2013 Comment Letter dated October 31, 2013 File No. 000-51337

Dear Mr. Reynolds:

As counsel for Rush Exploration Inc. (the "Company"), this letter is to confirm that an extension has been granted by the Staff so as to allow the Company to respond to the above-referenced comments on or before December 2, 2013. Please let me know if you have any questions or comments.

Yours truly,

/s/  William E. Cooper

William E. Cooper

cc: Rush Exploration Inc.